UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ______)*

Mawson Infrastructure Group Inc. (f/k/a Wize Pharma, Inc.)
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

97751M207
(CUSIP Number)

James Edward Manning Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia +61 2 8624 6130
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 9, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 97751M207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
James Edward Manning
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (exchange of shares under bid purchase agreement)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 40,027,050 (1)
	8.	Shared Voting Power 47,951,350 (2)
	9.	Sole Dispositive Power 40,027,050 (1)
	10.	Shared Dispositive Power 47,951,350 (2)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,978,400 (1)(2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 18.1% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 37,582,650 shares of Common Stock held by Defender Equities Ptd Ltd. (“Defender”) and (ii) 2,444,400 shares of Common Stock held by Robbins Estate Pty Ltd. (“Robbins”). Because Mr. Manning exercises voting and dispositive power over the securities owned by the each of Defender and Robbins, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act.. Mr. Manning also owns shares in Vertua Limited. However the investment decisions of Vertua Limited are made by a board of three directors, each of whom gets one vote. Under the so-called “rule of three,” if voting and dispositive decisions regarding an entity’s securities are made by three or more individuals, and a voting or dispositive decision requires the approval of a majority of those individuals, then none of the individuals is deemed a beneficial owner of the entity’s securities. This is the situation with regard to the board of directors of Vertua Limited.

(2)	Includes 47,971,350 shares of Common Stock held by Manning Capital Holdings Pty Ltd. (“MCH”) Because Mr. Manning exercises voting and dispositive power over the securities owned by MCH, he may be deemed to be the beneficial owner of the securities owned by such entities pursuant to Rule 13d-3(a) promulgated under the Act..

(3)	Based on 486,323,567 shares of Common Stock outstanding as reported by Mawson Infrastructure Group f/k/a Wize Pharma, Inc. on its Form 8-K dated March 9, 2021 and filed on March 10, 2021.

CUSIP No. 97751M207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Manning Capital Holdings Pty Ltd.
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (exchange of shares under bid purchase agreement)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 47,971,350
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 47,951,350
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 47,951,350
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 9.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 486,323,567 shares of Common Stock outstanding as reported by Mawson Infrastructure Group f/k/a Wize Pharma, Inc. on its Form 8-K dated March 9, 2021 and filed on March 10, 2021.

CUSIP No. 97751M207

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Defender Equities Pty Ltd.
2.	Check the Appropriate Box if a Member of a Group

(a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds OO (exchange of shares under bid purchase agreement)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Australia
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 37,382,650
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 37,382,650
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 37,382,650
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 7.7% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Based on 486,323,567 shares of Common Stock outstanding as reported by Mawson Infrastructure Group f/k/a Wize Pharma, Inc. on its Form 8-K dated March 9, 2021 and filed on March 10, 2021.

Item 1.	Security and Issuer

This Schedule 13D relates to the Common Stock, par value $.001 per share, of Mawson Infrastructure Group Inc. (f/k/a Wize Pharma, Inc.), or Mawson. The principal executive offices of Mawson are currently located at Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia.

Item 2.	Identity and Background

(a)	Name:

James Edward Manning

Manning Capital Holdings Pty Ltd.

Defender Equities Ltd.

(b)	Business address for each of the Reporting Persons:

1 Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia

(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

The Reporting Person (James Manning) currently serves as CEO of the issuer, Mawson Infrastructure Group., whose address is Level 5, 97 Pacific Highway, North Sydney C3 NSW 2060 Australia.

(d)	Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case:

No.

(e)	Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

No

(f)	Citizenship: Australia

Item 3.	Source and Amount of Funds or Other Consideration

On March 9, 2021, the Issuer completed its acquisition of all of the equity interests of Cosmos Capital Ltd., an Australian company (“Cosmos”) pursuant to an Bid Implementation Agreement dated as of December 30, 2020 as amended by that certain Deed of Amendment dated January 18, 2021 (as amended, “Bid Agreement”) by and among the Mawson and Cosmos. Upon closing of the Bid Agreement, all of the Cosmos equity interests were acquired by Mawson in consideration of 428,270,616 shares of Mawson common stock. The Reporting Person was an equity owner in Cosmos and received its shares in connection with the closing of the Bid Agreement.

The Bid Implementation Agreement is incorporated by reference to Mawson’s Current Report on Form 8-K filed with the SEC on January 5, 2021 and the Deed of Amendment amending the Bid Implementation Agreement is incorporated by reference to Mawson’s Current Report on Form 8-K filed with the SEC on January 19, 2021

Item 4.	Purpose of Transaction

The purpose of the Bid Agreement was for the Issuer to acquire Cosmos. The Reporting Persons, including Robbins were equity owners of Cosmos and received their shares of common stock upon closing of the Bid Agreement.

As a material term of the transaction, the Reporting Person (James Manning) was appointed as Chief Executive Officer of Mawson.

Other than as stated above, no Reporting Person currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)  The Reporting Persons and Robbins beneficially own 87,978,400 shares of common stock of the Issuer, which equals approximately 18.1% of the outstanding shares of Common Stock as of March 9, 2021.  Percentage ownership is based upon an assumption that 486,323,567 shares of Common Stock are outstanding, which the Issuer represented in its Current Report on Form 8-K filed with the Securities and Exchange Commission on March 10, 2021 to be the number of shares outstanding on March 9, 2021 after closing of the Bid Agreement.

(b)  James Manning and his wife Louise Manning have shared voting power with respect to the 47,951,350 shares of Common Stock held by MCH.

(c)  Except as discussed herein, the Reporting Persons, including Robbins have not effected any transaction in the Issuer’s common stock during the past 60 days.

(d)  No other person besides the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer reported herein.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Reporting Persons have no other contracts, arrangements, understandings or relationships other than as expressly set forth herein.

Item 7.	Material to Be Filed as Exhibits

The following documents are filed as exhibits to this statement:

1.	Bid Implementation Agreement dated December 30, 2020 by and between Mawson Infrastructure Group (f/k/a Wize Pharma, Inc.) and Cosmos Capital Limited, Eastside Distilling, LLC and Eastside Distilling Inc. This agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 5, 2021.

2.	Deed of Amendment dated January 18, 2021 of the Bid Implementation Agreement between Mawson Infrastructure Group (f/k/a Wize Pharma, Inc.) and Cosmos Capital Ltd. This agreement is incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the SEC on January 19, 2021.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 23, 2021	/s/ James Manning
James Edward Manning

Manning Capital Holdings Pty Ltd.

	By:	/s/ James Manning
	Name:	James Manning
	Title:	Corporate Power of Attorney

Defender Equities Ptd Ltd.

	By:	/s/ James Manning
	Name:	James Manning
	Title:	Director